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                                SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
            --------------------------------------------------------
                         Securities and Exchange Commission
                            Washington, D.C. 20549
            --------------------------------------------------------

                        INTERSCIENCE COMPUTER CORP.
                             (Name of Issuer)

                Common                              46069K106
     (Title of Class of Securities)               (CUSIP Number)


                              Elroy G. Roelke
         8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                              (214) 891-8294
    Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications)

                               April 4, 1996
          (Date of Event which Requires Filing of this Statement)

  1. Names of Reporting Person S.S. or I.R.S. Identification No.:
         Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
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  2. Check the Appropriate Box if a Member of a Group:
     (a)    N/A
         ------------
     (b)    N/A
         ------------

  3. SEC Use Only:

  4. Source of Funds:   PF
                      ---------

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e):   None
                    ------

  6. Citizenship or Place of Organization:  Texas
                                           -------
  Number of Shares Beneficially Owned by Each Reporting Person With:

  (7)  Sole voting Power:  680,000
                          ---------

  (8)  Shared Voting Power:   0
                            ----

  (9)  Sole Dispositive Power:  680,000
                               ---------

  (10)  Shared Dispositive Power:  0
                                  ---

  11. Aggregate Amount Beneficially Owned be Each Reporting Person:  680,000
                                                                    ---------


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  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: None
                                                                         ----
  13. Percent of Class Represented by Amount in Row (11):  21%
                                                          -----
  14. Type of Reporting Person:  PN/IV
                                -------



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                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13D-1

  Item 1. SECURITY AND ISSUER:
            Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and the Common Stock underlying said Security.

                 Interscience Computer Corporation         Company
                 5171 Clareton Drive
                 Agoura Hills, CA 91301

  Item 2. IDENTITY AND BACKGROUND:
  a., b., c.     Renaissance Capital Growth &              Filer
                    Income Fund III, Inc.
                 8080 N. Central Expressway, Suite 210
                 Dallas, Texas 75206

                 Renaissance Capital Group, Inc.           Investment Advisor
                   8080 N. Central Expwy, Suite 210          to the Filer
                 Dallas, Texas 75206

            Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940.

            The officers of Renaissance Capital Group, Inc. are:
                 Russell Cleveland, President
                 Elroy G. Roelke, Senior Vice President and General Counsel Barbe Butschek, Senior Vice President, Corporate Secretary
                   and Treasurer
                 Vance M. Arnold, Executive Vice President
                 Mardon M. Navalta, Vice President
                 Martin C. Cohen, Vice President

            Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor and is responsible for the administration of the Filer's investment portfolio.

       d.   None
       e.   None
       f.   Texas

  Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
           The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Corporation in a Private Placement.

  Item 4. PURPOSE OF TRANSACTION:
            The sole purpose of the acquisition of these securities was as an investment in accordance with Filer's election as a Business Development Company under the Investment Act of 1940.

            The Filer, as part of its Purchase Agreement with the Company, has the right to elect one member to the Board of Directors of the Company. The Filer has not yet made a decision whether it will elect such right.

            The Preferred Stock issued to Filer will have the right to receive 7 1/2% dividend from the Company if earned. Said dividend shall be cumulative if not paid.



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            Certain changes were made to the Company's Article of
            Incorporation so as to provide for the Preferred Stock.


  Item 5. INTEREST IN SECURITIES OF THE ISSUER:
       a. On September 23, 1994, the Filer purchased 36,000 shares of the Company's Series A Cumulative Convertible Preferred Stock, initially convertible into 600,000 shares of the Company's Common Stock. The 36,000 shares were purchased for $100 per share. The Company received $3,600,000 from the proceeds of the sale to the Filer. The details of this transaction are more fully described in the original Schedule 13D filed in 1994.

            On March 29, 1996, the Filer purchased for the Company 4,000 shares of Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") initially convertible into 80,000 shares of Common Stock.

            The Filer holds 100% of the Series A Cumulative Convertible Preferred Stock. If the Series A Preferred Stock and Series B Preferred Stock was converted as of the date of this filing, Filer would own 21% of the Company's Common Stock.

       b. The holders of Series B Preferred Stock shall be entitled to vote upon all matters presented to the stockholders, together with the holders of Common Stock as one class, except (i) as otherwise required by law and (ii) with respect to the election of Directors to the Company's Board of Directors. Each share of Series B Preferred Stock shall entitle the holder thereof to that number of votes equal to the number of shares of Common Stock into which one share of Series B Preferred Stock would have been convertible, if such conversion had taken place on the record date set for determining stockholders entitled to vote at a meeting or the date of the consent of stockholders if action is being taken by written consent. At any meeting of the shareholders of the Company at which directors are elected to the Company's Board of Directors, the holders of shares of Series A and Series B Preferred Stock shall have the right, voting separately as a class, to elect one director to the Board of Directors. Such election by the holders of the Series A and Series B Preferred Stock shall be effected by the vote of the holders of a majority of the then outstanding shares of Series A and Series B Preferred Stock.

            If the Company (1) fails to pay in whole or in part for four (4) or more cumulative quarterly dividends on a Series A Preferred Stock as provided for in paragraph 2 or (2) if a Default as defined in Purchase Agreement by and between the Company and Renaissance Capital Growth & Income Fund III, Inc. remains uncured for twelve (12) months, the Series A and Series B Preferred Stock shall have the right to elect the smallest number of directors constituting a majority of the authorized number of directors of the Company, and the holders of the Common Stock shall have the right to elect the remaining directors.

       c.   Not Applicable

       d.   Not Applicable

       e.   Not Applicable



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  Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO
          SECURITIES OF THE ISSUER:
          The Company is paying the Filer a Financial Advisory Fee of $13,500 per quarter. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.


  Item 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED:
            Not Applicable


  Item 8. MATERIAL TO BE FILED AS EXHIBITS:
            Not Applicable


  I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.



  Date: May 16, 1996


  Renaissance Capital Growth & Income Fund III, Inc.
  By:     Renaissance Capital Group, Inc.
          Investment Advisor


  By:        /S/ Elroy G. Roelke
           -----------------------
           Elroy G. Roelke
           Senior Vice President